

May 22, 2012

Via Secure Email
Sandra Buffa
Chief Financial Officer
Natural Grocers by Vitamin Cottage, Inc.
12612 West Almeda Parkway
Lakewood, CO 80228

> **Re: Natural Grocers by Vitamin Cottage, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 25, 2012**
> **CIK No. 1547459**

Dear Ms. Buffa:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-1

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to:

   - Describe how and when a company may lose emerging growth company status; and

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. In this regard, we note your bracketed statement on the inside cover page of the prospectus that references "Art to Come."

3. We note that you have excluded information that you are not entitled to omit under Rule 430A. Please add this information to your registration statement and note that we will require sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for your offering.

Prospectus Cover Page

5. Please delete the reference to "Joint Book-Running Managers." This designation is not required by Item 501 of Regulation S-K, conflicts with plain English principles and is not material to an investment decision. If you wish to continue to use this designation, please limit its use to the underwriting section of the prospectus.

Natural Grocers by Vitamin Cottage, Inc.

Summary Historical Consolidated Financial and Other Data, page 10

Note (3). EBITDA, page 12

6. We note your disclosure here and on page 44 that EBITDA provides additional information about your ability to meet future debt services, capital expenditures and working capital requirements and expand your business. As such, it appears that you present EBITDA as a performance and a liquidity measure. Please tell us your consideration of providing a reconciliation of EBITDA to cash provided by operating activities and prominently presenting amounts of cash flows from operating, investing and financing activities for each period presented. Refer to Item 10(e)(1)(i) and Question 102.06 of the Division's Compliance and Disclosure Interpretations: Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Business, page 68

Our Competitive Strengths, page 70

Experienced and committed team with proven track record, page 71

7. Please provide us with supplemental data that supports your statements that your store and department managers have long tenures with you and that you have a track record of promoting store management personnel from within. In this regard, you may wish to

provide or disclose information about the average length of manager tenure and the percentage of managers promoted from within. If you cannot provide data supporting any of these statements, please either delete the statement or revise the disclosure to clarify that this is your belief and supplementally tell us the basis of your belief. Please make conforming revisions, as necessary, to the prospectus summary.

8. We note your statement that your "executive management team has demonstrated its ability to grow [y]our business, generating cumulative store growth of 81.5% from the beginning of fiscal year 2009 to the end of fiscal year 2011." Please tell us why you have selected this period and why you have not provided information about other periods. In addition, please balance this disclosure, or otherwise place it in context, by providing comparative information about other periods, such that investors can better evaluate whether the 81.5% growth rate is representative of your business and potentially predictive of future growth rates. Please make conforming revisions, as necessary, to the prospectus summary.

Our Growth Strategies, page 72

Improve operating margins, page 73

9. Please expand your disclosure in the first paragraph on page 73 to provide a brief description of the "SAP enterprise resource planning system."

Executive Compensation, page 90

10. Please revise your disclosure to include a description of the material terms and conditions of your employment agreement with your chief financial officer.

Underwriting, page 112

Directed Share Program, page 114

11. Please describe for us how your directed share program will work. Also, please provide us with any materials given to potential purchasers of the reserved shares.

Financial Statements, page F-1

12. Please update your financial statements to include financial statements for an interim period ending within 135 days of the effective date of the registration statement. Refer to Rule 8-08 of Regulation S-X.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

13. We note your disclosure on page F-12 that you receive advertising expense reimbursements from vendors, which are accounted for as a reduction of advertising and

marketing expense. Please tell us whether your vendors provide other consideration, such as buydowns, slotting fees and rebates and, if so, your accounting policies in regard to such consideration. In addition, please tell us your consideration of disclosing your accounting policies for consideration received from vendors.

Note 17. Selected Quarterly Financial Data, page F-24

14. Please provide earnings per share data for all periods presented. Refer to Item 302 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

15. Please submit all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request acceleration of the effective date of your registration statement.

16. Please tell us what consideration you have given to filing your distribution agreement with UNFI as an exhibit to the registration statement. In this regard, we note your disclosure in the prospectus about the significance of this agreement (see, e.g., pages 21 and 78). Please refer to Item 601(b)(10) of Regulation S-K. In addition, please file as an exhibit to your registration statement your employment agreement with your chief financial officer. Please refer to Item 601(b)(10)(iii) of Regulation S-K.

Undertakings, page II-4

17. Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please note that these undertakings are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

General

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

    If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

        When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier).   If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3585 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director